FOR IMMEDIATE RELEASE

Formula Systems Reports Fourth Quarter and year end 2004 Results

Strong 2004 results

Private Placement of $36 Million

Herzliya, Israel – February 28, 2005 – Formula Systems (1985) Ltd. (Nasdaq: FORTY) a leading provider of information technology products, solutions and services, announced today results for the fourth quarter and year ending December 31, 2004.

Total revenues for the year ended December 31, 2004 reached $456.6 million compared to $366.8 million in the same period last year, an increase of 24%. Operating income for the year 2004 totaled $18.1 million compared to $11.9 million in the year 2003, an increase of 52%. The Company reported for the year ended December 31, 2004, net income of $8.1 million or $0.73 per share compared to $3.1 million or $0.29 per share for the year ended December 31, 2003, an increase of 161%.

Revenues for the fourth quarter of 2004 totaled $127.2 million compared to $96.8 million in the fourth quarter of 2003, an increase of 31%. Operating income for the fourth quarter was $7.9 million compared to $5.7 million in the same period last year, an increase of 39%. Net income in the fourth quarter totaled $3.1 million or $0.28 per share compared to $2.9 million or 0.30 per share.

Trend analysis of 2004 (US dollars in millions):

	year 2004	year 2003	year 2002
Revenues	456.6	366.8	283.3
Operating Income	18.1	11.9	(6.7)
Net Income	8.1	3.1	(2.4)

In the first quarter of 2004 Formula acquired 59% of Formula Vision Technologies (F.V.T) ordinary shares by way of private placement and is consolidating Formula Vision’s results.

In February 17, 2005 the shareholders of the Company approved a private placement of 2,400,000 Formula shares for an aggregate purchase price of $36,000,000. The shares will be issued to FIMIGold Limited Partnership, an entity owned in equal parts by Dan Goldstein, Formula’s CEO and Chairman of the Board, and FIMI Opportunity Fund and parties related to it. Prior to the private placement, Dan Goldstein will transfer to FIMIGold all of his shares in Formula and Formula Vision Technologies (F.V.T) Ltd. Following the transaction FIMIGold will hold a total of 4,400,000 Formula shares, which will constitute a controlling interest comprising of approximately 33% of Formula’s outstanding shares and 15,500,000 shares of Formula Vision, which constitutes approximately 24% of Formula Vision’s outstanding shares.

Gad Goldstein, President of Formula, commented: "2004 was a highly significant year for the company. The pace of sales in the fourth quarter reflected revenues of half a billion dollars on an annual basis and the operating income for the fourth quarter enjoyed an increase of 39% compared to the same quarter in 2003.  Although these measurements are less significant for a holding company, they bear witness to the fact that the vast majority of our subsidiaries have renewed their growth pattern, accompanied by a substantial increase in operating income.

The net income for 2004 enjoyed an increase of 161% to about 8 million US$, as compared to 2003, accomplished without any major capital transactions.  We believe that together with the improvement in its business surroundings and in its assets it will be possible in the near future to increase the pace of capital raising and M&A activities regarding our portfolio companies accompanied by capital gain."

Mr. Goldstein, added: "With regard to the allocation of shares to FIMI, I am delighted that Formula has a strong and stable controlling group. We could not have asked for a better addition.  The improvement in the company's results and the addition of a strategic investor, have convinced large financial institutional holders to increase their holdings in the company, for instance Bank Hapoalim Group have increased its share in the company to over 5%, joining Bank Leumi Group's long standing financial holdings in the company."

Mr. Goldstein concluded: "The improvement in the equity structure due to the capital raised and due to the increase in profits, will enable the company to expedite the value enhancement for its investors and to favorably consider a constant dividend distribution policy."

Conference Call Details:

Formula’s management will discuss the Fourth quarter and year end results and the Company outlook.

The conference call will be held on:

Monday, February 28th, 2005 at 09:00 A.M. EST.

Interested parties are welcome to call the telephone numbers listed below, five to ten minutes prior to the start of the conference call:

Participants in the USA call: Toll free:  1-800-553-0329

Participants outside the US call: 1-612-332-0932

Post view (replay)

Monday February 28th through Monday March 7th, 2005.

US participants call: 1-800-475-6701

International participants call: 1-320-365-3844

Post view listeners use reservation number 771312.

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	107,174	93,456
Short-term investments	38,693	8,773
Trade receivables	114,533	93,298
Other accounts receivable	26,091	18,846
Inventories	4,668	2,635

	291,159	217,008

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	7,695	3,308
Investments in affiliates	21,650	3,373

	29,345	6,681

DEBENTURES	-	80,246

SEVERANCE PAY FUND	12,945	11,113

FIXED ASSETS, NET	26,529	25,756

OTHER ASSETS, NET	261,457	188,111

	621,435	528,915

CURRENT LIABILITIES:
Liabilities to banks and others	106,959	66,543
Trade payables	41,605	31,327
Other accounts payable	80,713	71,092
Debentures	35,003	15,340
Customer advances, net of work in progress	6,900	-

	271,180	184,302

LONG-TERM LIABILITIES:
Debentures	24,203	50,983
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	958	942
Customer advances	1,114	2,312
Liabilities to banks and others	18,076	21,900
Liability due to activity acquisition	2,036	2,149
Accrued severance pay	18,553	15,642
Unrealized gain	-	4,459

	66,911	100,358

MINORITY INTEREST	96,633	68,251

SHAREHOLDERS’ EQUITY	186,711	176,004

	621,435	528,915

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		Three months ended December 31,
	2004	2003	2004	2003
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	456,610	366,830	127,202	96,772
Cost of revenues	284,961	230,500	79,153	59,909

Gross profit	171,649	136,330	48,049	36,863
Research and development costs, net	25,036	17,368	5,754	4,329
Selling, general and administrative expenses	122,826	101,550	32,997	25,196
Depreciation and amortization	5,711	5,553	1,353	1,634

Operating income	18,076	11,859	7,945	5,704
Financial expenses, net	(8,605)	(3,676)	(683)	(786)

	9,471	8,183	7,262	4,918
Gain on realization of investments	8,893	2,756	2,278	1,472
Other income (expenses), net	(502)	(90)	365	(721)

Income before taxes on income	17,862	10,849	9,905	5,669
Taxes on income	4,414	2,540	1,707	529

	13,448	8,309	8,198	5,140
Equity in losses of affiliated companies, net	(2,523)	(1,071)	(1,170)	(338)
Minority interest in profits, net	(2,793)	(4,118)	(3,881)	(1,849)

Net income	8,132	3,120	3,147	2,953

Earnings (loss) per share:
Basic	0.73	0.29	0.28	0.30
	______	______	______	______
Diluted	0.57	0.24	0.23	0.30
	______	______	______	______

Weighted average number of shares outstanding:
Basic	10,800	10,037	10,800	10,000
	______	______	______	______
Diluted	10,800	10,285	11,047	10,000
	______	______	______	______